GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(Jacinto.marina@tmm.com.mx)
Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
brad.skinner@tmm.com.mx
Luis Calvillo, Executive Vice President
and Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
 Kristine Walczak (general investors, analysts and media)
312-726-3600
(kwalczak@dresnerco.com)

Grupo TMM Reduces Net Profit For
Third Quarter And Nine Months Ended September 30, 2002
Due To Potential Additional Judicial Processes Related To VAT Lawsuit

Restatement Has No Effect On Grupo TMM's Cash Flow or Liquidity

Mexico City, December 19, 2002- In light of the potential additional judicial processes created by the upper chamber of the Federal Tribunal of Fiscal and Administrative Justice's (the "Fiscal Court's") December 6, 2002, decision, which may extend the timing of the value added tax ("VAT") recovery, and in accordance with International Accounting Standards (IAS), Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A) has restated the company's unaudited, interim financial statements for the three- and nine-month periods ended September 30, 2002, reversing the previously recorded receivable from the government related to the VAT refund.

As previously reported, on September 25, 2002, the Mexican Magistrates Court of the First District (the "Federal Court") issued its judgment in favor of TFM on a VAT claim, which has been pending in the Mexican courts since 1997. The claim arose out of the Mexican Treasury's delivery of a VAT certificate to a Mexican governmental agency, rather than to TFM.

By a unanimous decision, the Federal Court vacated a prior judgment of the Fiscal Court and remanded the case to the Fiscal Court with specific instructions to enter a new decision consistent with the guidance provided by the Federal Court's ruling. The Federal Court's ruling requires the fiscal authorities to issue the VAT credit certificate only in the name of the beneficiary (TFM in this case). On December 6, 2002, the upper chamber of the Fiscal Court voted in the same manner as its earlier ruling against TFM.

TFM has not yet been served with the written decision of the Fiscal Court and therefore, has based its analysis on the oral decision of the Fiscal Court announced on December 6, 2002. The Fiscal Court's new decision may be challenged by either of the parties if such party believes that the new ruling does not comply with the order of the Federal Court. TFM intends to challenge the ruling of the Fiscal Court through all appropriate legal means and remains confident that it will prevail.

The face value of the VAT certificate at issue is approximately 2,111 million pesos ($206 million based on exchange rates in effect at September 30, 2002), and any recovery will reflect adjustments for inflation and accruals of interest at statutory rates since 1997, in accordance with the legal codes applicable from time to time since that date.

Based upon the September 25, 2002, decision of the Federal Court, which in the opinion from TFM's legal counsel is a judged matter, Grupo TFM's unaudited, interim financial statements for the quarter ended September 30, 2002, reflected a $534.4 million after tax gain related to the VAT refund, and recorded a net account receivable of $822 million.

In light of the potential additional judicial processes created by the Fiscal Court's December 6, 2002, decision, which may extend the timing of the recovery, and in accordance with International Accounting Standards (IAS), Grupo TMM has determined to restate its unaudited, interim financial statements for the three- and nine-month periods ended September 30, 2002, to reverse the previously recorded receivable from the government related to the VAT refund. TFM will continue to evaluate future developments in this case to determine when it would be appropriate to recognize the VAT refund.

The effect of the restatement is to reduce Grupo TMM's net profit for the three- and nine-month periods ended September 30, 2002, from a net profit of $167.4 million and $175.7 million, respectively, to a net loss of $42.1 million and $33.7 million, respectively. Earnings per share for the periods were restated from $2.94 and $3.08 dollars per share, respectively, to ($0.74) and ($0.59) dollar per share, respectively. The restatement has no effect on TMM's cash flow or liquidity position.

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Visit Grupo TMM's web site at www.grupotmm.com. and TFM's web site at www.tfm.com.mx. Both sites offer Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and, if necessary, the ability of the Company to refinance its indebtedness on favorable terms. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.

Third Quarter 2002 Unaudited, Restated, Consolidated and Condensed Financial Statements to Follow...

Grupo TMM, S.A. and subsidiaries

- millions of dollars -

Grupo TMM	Three months ended September, 30		Nine months ended September, 30	
	2002	2001	2002	2001
Statement Income				
Revenues from freight and services	247.337	250.428	752.887	741.870
Costs & expenses of operation	(201.922)	(200.475)	(610.138)	(600.200)
Operating income	45.415	49.953	142.749	141.670
Net comprehensive financing cost	(44.796)	(42.100)	(123.975)	(104.825)
Other (expenses) income - Net	(28.186)	(3.673)	(27.698)	47.687
Provision for taxes	(19.099)	9.275	(1.837)	(4.379)
Minority interest	4.564	(13.206)	(22.975)	(72.876)
Net income	(42.102)	0.249	(33.736)	7.277
Earnings per share (dollars / share)	(0.74)	0.00	(0.59)	0.13

Balance Sheet

	September, 30 2002	December, 31 2001
ASSETS		
Total current assets	421.896	436.156
Concession right, properties, machinery and equipment and other assets	2,307.368	2,388.858
TOTAL ASSETS	2,729.264	2,825.014
SHORT-TERM LIABILITIES		
Short-term debt	235.905	332.957
Others short-term liabilities	268.444	196.632
Total short-term Liabilities	504.349	529.589
LONG-TERM LIABILITIES		
Long-term debt	1,225.385	953.171
Others long-term liabilities	67.003	75.926
Total long-term Liabilities	1,292.388	1,029.097
TOTAL LIABILITIES	1,796.737	1,558.686
Minority interest	783.805	1,089.397
Stockholders´ equity	148.722	176.931
TOTAL LIABILITIES AND STOCKHOLDERS´ EQUITY	2,729.264	2,825.014

* Prepared in accordance with International Accounting Standards